

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

June 30, 2009

By U.S. Mail and Facsimile to: (201) 915-5480

Linda A. Niro
Executive Vice President and Chief Financial Officer
Provident Financial Services, Inc.
830 Bergen Avenue
Jersey City, New Jersey 07306-4599

> **Re: Provident Financial Services, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Form 8-K filed on March 3, 2009**
> **Form 10-Q for the Quarterly Period Ended March 31, 2009**
> **File No. 001-31566**

Dear Ms. Niro:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 1. Business, page 1

1.   We note that you do not include in either this item or in the management discussion and analysis section a discussion of your holdings of subprime loans or "Alt-A" mortgages. In future reports, while these types of mortgages are of intense interest to the investment community, please discuss you holdings of such mortgages that are in your loan portfolio. If you do not hold or have not made

these types of loans, or if your holdings of such loans are inconsequential, please say that.

Asset Quality, page 11

2.   We note that your non-performing loans balance has increased significantly in each of the last three years and the first quarter of 2009. Further, we note from your disclosure on page 13 that a large portion of your non-performing loans at December 31, 2008 consisted of 9 commercial mortgage loans totaling $24.8 million and 2 construction loans totaling $9.4 million. Given the significant increase in non-performing loans and the fact that a large portion of the increase appears to be attributable to a few large credit relationships, please tell us and revise your future filings to address the following:
   - Discuss whether the increase in non-performing loans relates to a few large credit relationships, several small credit relationships or both; and
   - If a few large credit relationships make up the majority of your non-performing loans, discuss those relationships in detail, including:
     o general information about the borrower (i.e., residential homebuilder, commercial or residential land developer, etc.);
     o the type of collateral securing the loan;
     o the amount of total credit exposure outstanding;
     o the amount of the allowance allocated to the credit relationship; and
     o why management believes the allowance for loan losses on the particular credit relationship is adequate to provide for losses that have been incurred.

Item 8. Financial Statements and Supplementary Data

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 1. Summary of Significant Accounting Policies – Intangible Assets, page 71

3.   We note your disclosure here and on page 16 of your March 31, 2009 Form 10-Q that goodwill was analyzed for impairment at September 30, 2008, December 31, 2008 and March 31, 2009 and your determination that goodwill was not impaired until March 31, 2009. In order for us to better understand your conclusions in this regard, please provide us with the results of your step 1 and step 2 test, if applicable for each period and explain, in detail, how you determined that the fair value of the reporting unit (i.e., the bank) exceeded its carrying amount at December 31, 2008. In preparing your response, discuss the specific technique used to determine unit fair value for each of the periods referenced above.

Item 9A. Controls and Procedures, page 105

4.   Please tell us if there was any change in the company's internal control over financial reporting that occurred during the company's fourth fiscal quarter that has materially affected, or is reasonably likely to materially affect, the company's internal control over financial reporting. Please also confirm that the company will disclose this information in future filings. Refer to Item 308(c) of Regulation S-K.

Exhibits 31.1 and 31.2

5.   We note that Exhibits 31.1 and 32.2 to the Form 10-K contain modifications of the exact form of certification as set forth in Item 601(b)(31) of Regulation S-K. For example, you have added the word "annual" to the second paragraph of the certifications. We note similar modifications in Exhibits 31.1 and 31.2 to the Form 10-Q for the quarterly period ended March 31, 2009. In future filings, please ensure that the certifications are in the exact form as set forth in Item 601(b)(31) of Regulation S-K, except as otherwise indicated in Commission statements or staff interpretations.

Form 8-K filed on March 3, 2009

6.   We note that your Current Report on Form 8-K filed on March 3, 2009 includes a statement that "the Company's news release dated February 27, 2009 is attached as Exhibit 99.1 to this report and is being furnished to the SEC and shall not be deemed 'filed' for any purpose." We note similar language in your Current Report on Form 8-K filed on April 22, 2009. However, only information provided under Items 2.02 and 7.01 of Form 8-K will be deemed "not filed" for purposes of Section 18 of the Exchange Act and otherwise not subject to the liabilities of that section. As a result, the disclosure you provided in the Forms 8-K referenced above have been "filed" for purposes of Section 13(a), 13(c), 14 and 15(d) of the Exchange Act. Please confirm that you understand this and that you will specifically incorporate the referenced reports on Form 8-K in any subsequent registration statement under the Securities Act in which you incorporate your Exchange Act reports by reference. In addition, please be advised that any future registration statement of yours that automatically incorporates by reference "all documents subsequently filed … pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, prior to the termination of the offering" will be deemed to incorporate automatically the information included in any subsequent Form 8-K that is filed pursuant to 8-K items other than 2.02 and 7.01.

Form 10-Q for the Quarterly Period Ended March 31, 2009

Financial Statements

Notes to Consolidated Financial Statements

Note 2. Loans and Allowance for Loan Losses, page 8

7.   We note the continued deterioration in the credit quality of your loan portfolio
        since fiscal 2007 and into the first quarter of 2009. Please tell us, and in future
        filings disclose:
        •   the total recorded investment in impaired loans for which there is a related
            allowance for credit losses and the amount of the recorded investment for
            which there is no related allowance for credit losses (refer to paragraph 20 of
            SFAS 114);
        •   the specific events and circumstances that occurred during the relevant periods
            that caused the increase in impaired loans; and
        •   the substantive reasons to support the amount of specific reserve associated
            with your impaired loans.

Closing Comments

        Please respond to these comments within 10 business days or tell us when you
will provide us with a response. Please furnish a cover letter with your response that
keys your responses to our comments and provides any requested information. Detailed
cover letters greatly facilitate our review. Please understand that we may have additional
comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

    •   the company is responsible for the adequacy and accuracy of the disclosure in the
        filing;

    •   staff comments or changes to disclosure in response to staff comments do not
        foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Benjamin Phippen at (202) 551-3697 or Amit Pande, Accounting Branch Chief, at (202) 551-3423 if you have questions regarding comments on the financial statements and related matters. Please contact Justin Dobbie at (202) 551-3469 or me at (202) 551-3418 with any other questions

Sincerely,

William Friar
Senior Financial Analyst